InterOil Corporation Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
Quarter and three months ended March 31, 2008 and 2007

InterOil Corporation Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

		As at

	March 31,	December 31,	March 31,
	2008	2007	2007
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 5)	17,089,197	43,861,762	24,102,123
Cash restricted (note 7)	20,019,672	22,002,302	34,930,567
Trade receivables (note 8)	84,102,363	63,145,444	30,765,770
Other assets	1,092,881	146,992	603,399
Inventories (note 9)	132,316,904	82,589,242	109,549,340
Prepaid expenses	1,502,302	5,102,540	1,313,410

Total current assets	256,123,319	216,848,282	201,264,609
Cash restricted (note 7)	344,858	382,058	3,223,904
Plant and equipment (note 10)	230,075,255	232,852,222	240,694,956
Oil and gas properties (note 11)	96,667,367	84,865,127	59,642,457
Future income tax benefit	2,896,122	2,867,312	1,601,550

Total assets	586,106,921	537,815,001	506,427,476

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 12)	138,715,939	60,427,607	79,362,329
Commodity derivative contracts (note 7)	1,690,325	1,960,300	227,980
Working capital facility — crude feedstock (note 14)	33,025,778	66,501,372	41,120,611
Deferred liquefaction project liability (note 17)	—	—	6,553,080
Current portion of secured loan (note 17)	8,991,667	136,776,760	13,500,000
Current portion of indirect participation interest — PNGDV (note 18)	541,105	1,080,004	1,116,634

Total current liabilities	182,964,814	266,746,043	141,880,634
Accrued financing costs (note 17)	—	—	725,000
Secured loan (note 17)	190,591,507	61,141,389	184,147,381
Preference share liability (note 21)	7,797,312	7,797,312	—
Deferred gain on contributions to LNG project (note 13)	12,203,867	9,096,537	—
Indirect participation interest (note 18)	96,086,369	96,086,369	96,086,369
Indirect participation interest — PNGDV (note 18)	843,387	844,490	807,860

Total liabilities	490,487,256	441,712,140	423,647,244

Non-controlling interest (note 19)	4,107	4,292	5,757,090

Shareholders’ equity:
Share capital (note 20) Authorised — unlimited Issued and outstanding — 31,026,356 (Dec 31, 2007 — 31,026,356) (Mar 31, 2007 — 29,900,842)	259,324,133	259,324,133	234,908,696
Preference shares (note 21) (Authorised — 1,035,554, issued and outstanding — 517,777)	6,842,688	6,842,688	—
Contributed surplus (note 22)	11,042,795	10,337,548	5,266,763
Warrants (note 23)	2,119,034	2,119,034	2,119,034
Accumulated Other Comprehensive Income	7,234,123	6,025,019	(279,986)
Conversion options (note 18)	19,840,000	19,840,000	19,840,000
Accumulated deficit	(210,787,215)	(208,389,853)	(184,831,365)

Total shareholders’ equity	95,615,558	96,098,569	77,023,142

Total liabilities and shareholders’ equity	586,106,921	537,815,001	506,427,476

See accompanying notes to the consolidated financial statements. Commitments and contingencies (note 25), Going Concern (note 2(b))
On behalf of the Board — Phil Mulacek, Director Christian Vinson, Director

Consolidated Financial Statements INTEROIL CORPORATION     1

InterOil Corporation Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

	Quarter ended

	March 31,	March 31,
	2008	2007
	$	$

Revenue
Sales and operating revenues	191,372,275	125,918,198
Interest	316,528	688,408
Other	725,294	290,173

	192,414,097	126,896,779

Expenses
Cost of sales and operating expenses	176,983,684	113,473,854
Administrative and general expenses	6,931,174	5,235,948
Legal and professional fees	2,107,231	745,462
Exploration (recoveries)/costs, excluding exploration impairment (note 11)	(237,268)	3,321,944
Exploration impairment (note 11)	25,331	14,283
Short term borrowing costs	1,557,044	1,189,913
Long term borrowing costs	4,401,854	3,831,665
Depreciation and amortization	3,484,758	3,459,759
Foreign exchange (gain)/loss	(1,300,177)	463,750

	193,953,631	131,736,578

Loss before income taxes and non-controlling interest	(1,539,534)	(4,839,799)

Income taxes
Current	(842,330)	(499,865)
Future	(15,683)	2,500

	(858,013)	(497,365)

Loss before non-controlling interest	(2,397,547)	(5,337,164)

Non-controlling interest (note 19)	185	(17,256)

Net loss	(2,397,362)	(5,354,420)

Basic loss per share (note 24)	(0.08)	(0.18)
Diluted loss per share (note 24)	(0.08)	(0.18)
Weighted average number of common shares outstanding
Basic and diluted	31,026,356	29,896,145

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements INTEROIL CORPORATION     2

InterOil Corporation Consolidated Statement of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2008	2007
	$	$

Cash flows provided by (used in):

Operating activities
Net loss	(2,397,362)	(5,354,420)
Adjustments for non-cash and non-operating transactions
Non-controlling interest	(185)	17,256
Depreciation and amortization	3,484,758	3,459,759
Future income tax asset	(28,810)	(177,536)
Gain on sale of plant and equipment	(16,250)	—
Amortization of deferred financing costs	84,108	105,894
Gain on unsettled hedge contracts	—	(53,632)
(Gain)/loss on derivative contracts	(269,975)	247,580
Stock compensation expense	705,247	889,337
Non-cash interest on secured loan facility	1,584,039	1,507,517
Oil and gas properties (recoveries)/expensed	(211,937)	3,336,227
Gain on proportionate consolidation of LNG project	(236,666)	—
Unrealized foreign exchange gain	(1,300,177)	463,750
Change in operating working capital
(Increase)/decrease in trade receivables	(24,271,409)	37,722,876
Decrease in other assets and prepaid expenses	2,654,349	1,918,777
Increase in inventories	(47,326,665)	(42,166,839)
Increase/(decrease) in accounts payable, accrued liabilities and income tax payable	74,544,750	(6,889,334)

Net cash from/(used in) operating activities	6,997,815	(4,972,788)

Investing activities
Expenditure on oil and gas properties	(14,727,189)	(11,652,767)
Proceeds from IPI cash calls	4,340,000	9,865,856
Expenditure on plant and equipment	(1,004,041)	(604,203)
Allocation of oil and gas properties expenditure applied against indirect participation interest (note 18)	540,002	(3,327)
Proceeds received on sale of assets	312,500	—
Acquisition of subsidiary (note 15)	—	(1,815,660)
Decrease/(increase) in restricted cash held as security on borrowings	2,019,830	(5,635,247)
Change in non-cash working capital
Increase in accounts payable and accrued liabilities	5,597,612	926,100

Net cash (used in)/from investing activities	(2,921,286)	(8,919,248)

Financing activities

Proceeds from PNG LNG cash call	2,626,500	2,000,000
(Repayments of)/proceeds from working capital facility	(33,475,594)	4,247,103
Proceeds from conversion of warrants	—	65,621

Net cash (used in)/from financing activities	(30,849,094)	6,312,724

(Decrease)/increase in cash and cash equivalents	(26,772,565)	(7,579,312)
Cash and cash equivalents, beginning of period	43,861,762	31,681,435

Cash and cash equivalents, end of period (note 5)	17,089,197	24,102,123

See accompanying notes to the consolidated financial statements
See note 6 for non cash financing and investing activities

Consolidated Financial Statements INTEROIL CORPORATION     3

InterOil Corporation Consolidated Statements of Shareholders’ Equity (Unaudited, Expressed in United States dollars)

	Quarter ended	Year ended	Quarter ended
	March 31,	December 31,	March 31,
	2008	2007	2007
	$	$	$

Share capital

At beginning of period	259,324,133	233,889,366	233,889,366
Issue of capital stock (note 20)	—	25,434,767	1,019,330

At end of period	259,324,133	259,324,133	234,908,696

Preference shares

At beginning of period	6,842,688	—	—
Issue of shares (note 21)	—	6,842,688	—

At end of period	6,842,688	6,842,688	—

Contributed surplus

At beginning of period	10,337,548	4,377,426	4,377,426
Stock compensation (note 22)	705,247	5,960,122	889,337

At end of period	11,042,795	10,337,548	5,266,763

Warrants

At beginning of period	2,119,034	2,137,852	2,137,852
Movement for period (note 23)	—	(18,818)	(18,818)

At end of period	2,119,034	2,119,034	2,119,034

Accumulated Other Comprehensive Income

At beginning of period	6,025,019	1,492,869	1,492,869
Deferred hedge gain recognised on transition	—	1,385	1,385
Deferred hedge (loss)/gain movement for period, net of tax	—	(1,385)	(1,774,247)
Foreign currency translation adjustment movement for period, net of tax	1,209,104	4,532,150	7

At end of period	7,234,123	6,025,019	(279,986)

Conversion options

At beginning of period	19,840,000	20,000,000	20,000,000
Movement for period (note 18)	—	(160,000)	(160,000)

At end of period	19,840,000	19,840,000	19,840,000

Accumulated deficit

At beginning of period	(208,389,853)	(179,476,945)	(179,476,945)
Net loss for period	(2,397,362)	(28,912,908)	(5,354,420)

At end of period	(210,787,215)	(208,389,853)	(184,831,365)

Shareholders’ equity at end of period	95,615,558	96,098,569	77,023,142

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements INTEROIL CORPORATION     4

InterOil Corporation Consolidated Statements of Comprehensive Income (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2008	2007
	$	$

Net loss	(2,397,362)	(5,354,420)

Other comprehensive income, net of tax	1,209,104	(1,772,855)

Comprehensive loss	(1,188,258)	(7,127,275)

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements INTEROIL CORPORATION     5

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
1. Nature of operations and organization
InterOil Corporation (the “Company” or “InterOil”) is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”).
Management has organized the Company’s operations into four major segments — Upstream, Midstream, Downstream and Corporate.
Upstream includes Exploration and Production operations for crude oil and natural gas in PNG. Midstream Refining includes refining of products for domestic market in Papua New Guinea and exports, and Midstream Liquefaction includes the work being undertaken to further the LNG project in PNG. Downstream includes Wholesale and Retail Distribution of refined products in PNG. Corporate engages in business development and improvement, common services and management, financing and treasury, government and investor relations. Common and integrated costs are recovered from business segments on an equitable driver basis.
2. Significant accounting policies
The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied for all years presented, unless otherwise stated.
(a) Basis of preparation
These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern.
The consolidated financial statements for the three months ending March 31, 2008 are in accordance with Canadian GAAP which requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying Company’s accounting policies. These estimates and judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates. The effect of changes in estimates on future periods have not been disclosed in these consolidated financial statements as estimating it is impracticable.
(b) Going concern
These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.
For the three months ended March 31, 2008, the Company reported a loss of $2.4 million as compared to a loss of $5.4 million in 2007. The Company also reported a net operating cash inflow, before working capital movements, of $1.4 million for the quarter as compared to a cash inflow of $4.4 million in 2007. During the three months ended March 31, 2008, the total operating cash inflow was $7.0 million as compared to an outflow of $5.0 million in the same period of 2007.
The Company has cash and cash equivalents of $17.1 million and $20.4 million in restricted cash as at March 31, 2008. The Company also has a short term working capital facility that is renewable annually. This facility is secured by the assets it is drawn down against. Management will initiate negotiations for renewal of this facility before the due date and expects the facility to be renewed.
The $130.0 million secured bridging facility repayable on May 3, 2008 was repaid subsequent to the quarter end. The Company has refinanced $60.0 million of the above secured bridging facility by issuing common shares in satisfaction of the debt and repaid the remaining $70.0 million of the facility from proceeds of the 8% subordinated convertible debenture issue (refer note 26 — Subsequent events).
The Company believes that at 31 March 2008 it is able to pay its debts as and when they fall due. To achieve the company’s strategic objectives of developing upstream assets and an LNG facility, further funding will be required. Management expect that the Company will be able to secure the necessary financing through one of, or a combination of undertakings. The current financial condition, considering events subsequent to balance date, among other factors indicates that InterOil has the ability to continue as a going concern.

Consolidated Financial Statements INTEROIL CORPORATION     6

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
2. Significant accounting policies (cont’d)
(c) Principles of consolidation
With the exception of the changes discussed in 2(d) below relating to the new accounting standards, the accounting principles applied to the consolidated interim financial statements are consistent with those described in note 2 of the audited consolidated financial statements for the year ended December 31, 2007. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted, and therefore, these interim financial statements and notes thereto should be read in conjunction with the audited financial statements for the year ended December 31, 2007.
(d) Changes in accounting policies
Effective January 1, 2008 the Company adopted the following new Canadian Institute of Chartered Accountants (CICA) sections:
•	CICA 1400 — General standards of financial statement presentation

•	CICA 1535 — Capital Disclosures

•	CICA 3031 — Inventories

•	CICA 3862 — Financial Instruments — Disclosures; and

•	CICA 3863 — Financial Instruments — Presentation
These new accounting standards provide requirements for the presentation and disclosure of financial instruments and capital disclosures. The standards have been adopted prospectively and as such the comparative interim consolidated financial statements have not been restated. The adoption of these Handbook sections had no impact on opening retained earnings or accumulated other comprehensive income.
General standards of financial statement presentation
This Section has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The new requirements are applicable to all entities and are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.
Capital Disclosures
This Section establishes standards for disclosing information about an entity’s capital and how it is managed. This section has resulted in InterOil disclosing information in note 3(h) below that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital.

Consolidated Financial Statements INTEROIL CORPORATION     7

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
2. Significant accounting policies (cont’d)
Inventories
This section establishes standards for the measurement and disclosure of inventories. It provides the Canadian equivalent to International Financial Reporting Standard IAS 2, “Inventories.” There is no impact due to this new standard on the accounting policies of the Company.
Financial Instruments — Disclosure and Presentation
The objectives of these Sections are to require entities to provide disclosures in their financial statements that enable users to evaluate:
a. the significance of financial instruments for the entity’s financial position and performance
b. the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks; and
c. to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.
These revised sections have resulted in InterOil disclosing additional information on the risk arising from financial instruments to which InterOil is exposed to, refer note 3 below for detailed information.
(e) Reclassification
Certain prior years’ amounts have been reclassified to conform to current presentation.
3. Financial and Capital Risk Management
The Company’s activities expose it to a variety of financial risks; market risk, credit risk, liquidity risk and cash flow interest rate risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments to hedge certain price risk exposures.
Risk Management is carried out by the Finance Department under policies approved by the Board of Directors. The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments.
(a) Market risk
(i) Foreign exchange risk
Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency.
The Company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the United States Dollar.
Most of the Company transactions are undertaken in United States Dollars, hence reducing the foreign exchange risk exposure of the Company. Currently there are no foreign exchange hedge programmes in place. The Papua New Guinea Kina exposures are minimal as the downstream sales in local currency are used to adequately cover the operating expenses of the midstream refinery and downstream operations.
Changes in the Papua New Guinea Kina (PGK) to United States dollar (USD) exchange rate can affect our Midstream refinery results as there is a timing difference between the foreign exchange rates utilized when setting the monthly PGK IPP price and the foreign exchange rate used to convert the subsequent receipt of PGK proceeds to USD to repay our crude cargo borrowings. The foreign exchange movement also impacts equity as translation gains/losses of our Downstream operations from PGK to USD is included in other comprehensive income as these are self-sustaining operations. The PGK strengthened against the USD during the quarter ended March 31, 2008 (from 0.3525 to 0.3580).

Consolidated Financial Statements INTEROIL CORPORATION     8

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
3. Financial and Capital Risk Management (cont’d)
The financial instruments denominated in Papua New Guinea Kina as at March 31, 2008 are as follows:

March 31,
2008
$

Financial Assets
Cash and cash equivalents	2,335,025
Receivables	58,773,385

Financial liabilities
Payables	16,413,301

The following table summarizes the sensitivity of financial instruments held at balance date to movement in the exchange rate of the US dollar to the Papua New Guinea Kina, with all other variables held constant. If PGK strengthens against the USD, it will result in a gain, and vice versa.

	Quarter ended March 31, 2008
	Impact on profit	Impact on equity
	$	$

Post-tax gain/(loss)
USD/PGK — effect of 5% change	2,110,612	3,891,116

(ii) Price risk
The midstream refining operations of the Company are largely exposed to price fluctuations during the period between the crude purchases and the refined products leaving the refinery on sales to downstream operations and other distributors. The Company actively tries to manage the price risk by entering into derivative contracts to buy and sell crude and finished products.
The derivative contracts are entered into by Management based on documented risk management strategies which have been approved by the Risk Management Committee. All derivative contracts entered into are reviewed by the Risk Management Committee as part of the meetings of the Committee.
The following table summarizes the sensitivity of the crude and product inventory held at balance date to $10.0 movement in benchmark pricing, with all other variables held constant.

	Quarter ended March 31, 2008
	Impact on profit	Impact on equity
	$	$

Post-tax gain/(loss)
$10 increase/(decrease) in benchmark pricing	7,412,580	—

(iii) Interest rate risk
Interest rate risk is the risk that the Company’s financial position will be adversely affected by movements in interest rates that will increase the cost of floating rate debt or opportunity losses that may arise on fixed rate borrowings in a falling interest rate environment.
As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.
The Company’s interest-rate risk arises from borrowings and working capital financing facilities. Borrowings issued at variable rates expose the Company to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Company to fair value interest-rate risk. The Company is actively seeking to manage its cash flow and fair value interest-rate risks.

Consolidated Financial Statements INTEROIL CORPORATION     9

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
3. Financial and Capital Risk Management (cont’d)
The financial instruments exposed to interest rate risk are as follows:

March 31,
2008
$

Financial Assets
Cash and cash equivalents	17,089,197
Cash restricted	20,019,672
Financial liabilities
OPIC secured loan	71,500,000
Merrill Lynch Bridging facility	129,394,132
BNP working capital facility	33,025,778

The following table summarizes the sensitivity of the fair value of financial instruments held at balance date, following a movement to LIBOR, with all other variables held constant. Increase in LIBOR rates will result in a higher expense for the Company.

	Quarter ended March 31, 2008
	Impact on profit	Impact on equity
	$	$

Post-tax gain/(loss)
LIBOR +/- 1%	39,299	—

(iv) Product risk
The composition of the crude feedstock will vary the refinery output of products. The 2008 year to date output achieved includes distillates fuels, which includes diesel, gasoline and jet fuels (57%) (Mar 2007 — 65%) and naphtha and low sulphur waxy residue (40%) (Mar 2007 — 30%). The product yields obtained will vary going forward as the refinery operations are optimized and will vary based on the type of crude feedstock used.
Management tries to manage the product risk by actively reviewing the market for demand and supply, trying to maximize the production of the higher margin products and also renegotiating the selling prices for the lower margin products.
(b) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Due to the nature of the Upstream segment of the Company, funding is secured by means of indirect participation interests, capital raisings and other financing sources as required. The Company tries to manage the liquidity position by continually reviewing our liquidity position including cash flow forecasts to determine the forecast liquidity position and maintain appropriate liquidity levels. All accounts payable and accrued liabilities are payable within one year.
The ageing of accounts payables and accrued liabilities are as follows:

		Payable ageing between
March 31, 2008	Total	<30 days	30-60 days	>60 days
	$	$

Accounts payable and accrued liabilities	138,715,939	125,041,683	7,097,086	6,577,170

(c) Credit risk
Credit risk is the risk that a contracting entity will not complete its obligation under a financial instrument that will result in a financial loss to the Company. The carrying amount of financial assets represents the maximum credit exposure.

Consolidated Financial Statements INTEROIL CORPORATION     10

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
3. Financial and Capital Risk Management (cont’d)
The Company’s credit risk is limited to the carrying value of its financial assets. A significant amount of the Company’s export sales are made to one customer in Singapore which represented $49,611,420 (Mar 2007 — $23,086,384) or 26% (Mar 2007 — 18%) of total sales in the three months ended March 31, 2008. The Company’s domestic sales for the three months ended March 31, 2008 were not dependent on a single customer or geographic region of Papua New Guinea. The export sales to one customer cannot be considered a key risk as there is a ready market for InterOil export products and the prices are quoted on active markets. The Company actively manages credit risk by continuously monitoring the credit ratings of Company’s customers and ageing of trade receivables. The credit terms provided to customers are revised if any changes are noted to customer ratings or payment cycles.
Credit risk on cash and cash equivalents are minimized as all cash amounts and certificates of deposit are held with large banks which have acceptable credit ratings determined by a recognized rating agency.
The maximum exposure to credit risk at the reporting date was as follows:

March 31,
2008
$

Current
Cash and cash equivalents	17,089,197
Cash restricted	20,019,672
Trade receivables	84,102,363

Non-current
Cash restricted	344,858

The ageing of receivables at the reporting date was as follows:

	Receivable ageing between
	Total	<30 days	30-60 days	>60 days
March 31, 2008	$	$	$	$

Trade receivables	84,102,363	67,372,796	3,761,859	12,967,708

The impairment of receivables at the reporting date was as follows:

			Overdue (not	Overdue
	Total	Current	impaired)	(impaired)
March 31, 2008	$	$	$	$

Trade receivables	84,102,363	50,751,561	30,607,361	2,743,441

Impairment is assessed by our Credit department on an individual customer basis, based on customer ratings and payment cycles of the customers. An impairment provision is taken for all receivables where objective evidence of impairment exists.
The movement in impaired receivables for the quarter ended March 31, 2008 was as follows:

Quarter ended March
31,2008
$

Trade receivables — Impairment provisions
Opening balance	3,176,807
Movement for period	(433,366)

Closing balance	2,743,441

Consolidated Financial Statements INTEROIL CORPORATION     11

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
3. Financial and Capital Risk Management (cont’d)
(d)	Geographic risk
The operations of InterOil are concentrated in Papua New Guinea.
(e)	Financing facilities
As at March 31, 2008, the Company had drawn down against the following financing facilities:
•	BNP Working capital facility (refer note 14)

•	OPIC secured loan facility (refer note 17)

•	Merrill Lynch Bridging facility (refer note 17)
Repayment obligations in respect of the amount of the facilities utilized are as follows:

March 31,
2008
$

Due:
No later than one year	42,025,778
Later than one year but not later than two years	9,000,000
Later than two years but not later than three years	9,000,000
Later than three years but not later than four years	9,000,000
Later than four years but not later than five years	9,000,000
Later than five years	156,500,000

The amount of $156,500,000 disclosed under “Later than five years” above includes the Merrill Lynch bridging facility of $130,000,000. $60,000,000 of this amount has been converted into shares subsequent to quarter end and will not have to be repaid.
(f) Effective interest rates and maturity profile

	Floating	Fixed interest maturing between								Effective
	interest	1 year					more than	Non-interest		interest
	rate	or less	1-2	2-3	3-4	4-5	5 years	bearing	Total	rate
March 31, 2008	$’000	$’000	$000	$’000	$’000	$’000	$’000	$’000	$’000%

Financial assets
Cash and cash equivalents	17,089,197	—	—	—	—	—	—	—	17,089,197	3.1%
Cash restricted	20,364,530	—	—	—	—	—	—	—	20,364,530	2.1%
Receivables	—	—	—	—	—	—	—	84,102,363	84,102,363	—
Other financial assets	—	—	—	—	—	—	—	1,502,302	1,502,302	—

Financial liabilities
Payables	—	—	—	—	—	—	—	138,715,939	138,715,939	—
Interest bearing liabilities	33,025,778	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	156,500,000	—	234,525,778	8.9%
Other financial liabilities	—	—	—	—	—	—	7,797,312	1,690,325	9,487,637	5%

The amount of $156,500,000 disclosed under “more than 5 years” above includes the Merrill Lynch bridging facility of $130,000,000. $60,000,000 of this amount has been converted into shares subsequent to quarter end and will not have to be repaid.

Consolidated Financial Statements INTEROIL CORPORATION     12

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
3. Financial and Capital Risk Management (cont’d)
(g) Fair values

	March 31, 2008
	Carrying amount	Fair value
	$	$

Financial instruments
Loans and receivables
Receivables	84,102,363	84,102,363
Held for trading
Commodity derivative contracts (note 7)	(1,690,325)	(1,690,325)

Financial assets
Cash and cash equivalents	17,089,197	17,089,197
Cash restricted	20,364,530	20,364,530

Financial liabilities at amortized cost
Current liabilities:
Accounts payable and accrued liabilities (note 12)	138,715,939	138,715,939
Working capital facility — crude feedstock (note 14)	33,025,778	33,025,778
Current portion of secured loan (note 17)	8,991,667	9,000,000
Non-current liabilities
Secured loan (note 17)	190,591,507	192,500,000
Preference share liability (note 21)	7,797,312	7,797,312

(h) Capital management
The Finance department of the Company is responsible for capital management. This involves the use of corporate forecasting models which facilitates analysis of the Company’s financial position including cash flow forecasts to determine the future capital management requirements. Capital management is undertaken to ensure a secure, cost-effective and flexible supply of funds is available to meet the Company’s operating and capital expenditure requirements.
The Company is actively managing the gearing levels and raising capital/debt as required to optimize shareholder returns.
The Company completed the private placement of $25,000,000 ordinary shares and $15,000,000 preference shares during quarter ended December 31, 2007. Subsequent to quarter end on May 6, 2008, $60,000,000 of the $130,000,000 Bridging facility was converted into common shares in satisfaction of the debt at a price of $22.65 per share resulting in issue of 2,649,007 shares.
As at May 14, 2008, the Company is in the process of completing the issue of unsecured 8% subordinated convertible debentures with a maturity of five years. As at May 14, 2008, $95,000,000 had been received from investors allowing the company to repay the remaining bridging facility of $70,000,000 on May 12, 2008. The issue is expected to be closed in the next 12 days. The conversion price applicable to these debentures is $25.00 per share, with mandatory conversion if the daily Volume Weighted Average Price (‘VWAP’) of the common shares is at or above $32.50 for at least 15 consecutive trading days. Accrued interest on these debentures is to be paid semi-annually in arrears, in May and November of each year, commencing November 2008.
We are also evaluating further opportunities of for raising capital in the short term which will reduce our gearing levels and help meet our capital expenditure requirements.

Consolidated Financial Statements INTEROIL CORPORATION     13

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
4. Segmented financial information
As stated in note 1, management has identified four major business segments — upstream, midstream, downstream and corporate. The corporate segment includes assets and liabilities that do not specifically relate to the other business segments. Results in this segment primarily include financing costs and interest income.
Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.
Notes to and forming part of the segment information
Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 2 in the annual financial statements.
Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Upstream, midstream and downstream include costs allocated from the corporate activities based on a fee for services provided. The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories.

		Midstream —	Midstream —			Consolidation
Quarter ended March 31, 2008	Upstream	Refining	Liquefaction	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	75,507,850	—	115,864,425	—	—	191,372,275
Intersegment revenues	—	101,449,164	—	22,428	5,871,825	(107,343,417)	—
Interest revenue	43,751	15,643	12,715	9,733	3,304,505	(3,069,819)	316,528
Other revenue	574,210	—	—	151,084	—	—	725,294

Total segment revenue	617,961	176,972,657	12,715	116,047,670	9,176,330	(110,413,236)	192,414,097

Cost of sales and operating expenses	—	169,472,918	—	109,241,058	—	(101,730,292)	176,983,684
Administrative, professional and general expenses	1,809,775	3,315,034	1,679,161	2,237,177	6,660,811	(5,894,253)	9,807,705
Foreign exchange (gain)/loss	155,211	(1,539,104)	(30,555)	40,620	73,651	—	(1,300,177)
Exploration (recoveries)/costs, excluding exploration impairment	(237,268)	—	—	—	—	—	(237,268)
Exploration impairment	25,331	—	—	—	—	—	25,331
Depreciation and amortisation	153,597	2,760,598	15,251	573,240	14,564	(32,492)	3,484,758
Interest expense	—	3,887,016	—	1,281,885	3,090,513	(3,069,816)	5,189,598

Total segment expenses	1,906,646	177,896,462	1,663,857	113,373,980	9,839,539	(110,726,853)	193,953,631

(Loss)/income before income taxes and non-controlling interest	(1,288,685)	(923,805)	(1,651,142)	2,673,690	(663,209)	313,617	(1,539,534)
Income tax expense	—	—	(24,133)	(753,166)	(80,714)	—	(858,013)
Non controlling interest	—	—	—	—	—	185	185

Total net income/(loss)	(1,288,685)	(923,805)	(1,675,275)	1,920,524	(743,923)	313,802	(2,397,362)

Total assets	110,490,794	365,057,517	7,517,196	139,177,226	494,901,482	(531,037,294)	586,106,921

Consolidated Financial Statements INTEROIL CORPORATION     14

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
4. Segmented financial information (cont’d)

		Midstream —	Midstream —			Consolidation
Quarter ended March 31, 2007	Upstream	Refining	Liquefaction	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	48,212,750	—	77,705,448	—	—	125,918,198
Intersegment revenues	—	54,833,089	—	19,676	1,933,293	(56,786,058)	—
Interest revenue	188,559	9,485	—	2,911	526,512	(39,058)	688,409
Other revenue	205,948	—	—	84,225	—	—	290,173

Total segment revenue	394,507	103,055,324	—	77,812,260	2,459,805	(56,825,116)	126,896,780

Cost of sales and operating expenses	—	94,841,693	—	72,852,570	—	(54,220,409)	113,473,854
Administrative, professional and general expenses	814,727	1,771,088	322,640	1,798,670	3,747,249	(1,933,293)	6,521,081
Foreign exchange loss/(gain)	252,693	107,449	(458)	132,558	(28,492)	—	463,750
Exploration costs, excluding exploration impairment	3,321,944	—	—	—	—	—	3,321,944
Exploration impairment	14,283	—	—	—	—	—	14,283
Depreciation and amortisation	308,876	2,716,674	—	455,634	11,083	(32,508)	3,459,759
Interest expense	—	2,090,645	—	39,519	2,390,804	(39,060)	4,481,908

Total segment expenses	4,712,523	101,527,549	322,182	75,278,951	6,120,644	(56,225,270)	131,736,579

(Loss)/income before income taxes and non-controlling interest	(4,318,016)	1,527,775	(322,182)	2,533,309	(3,660,839)	(599,846)	(4,839,799)
Income tax expense	—	—	—	(483,099)	(14,266)	—	(497,365)
Non controlling interest	—	(16,954)	—	—	—	(302)	(17,256)

Total net income/(loss)	(4,318,016)	1,510,821	(322,182)	2,050,210	(3,675,105)	(600,148)	(5,354,420)

Total assets	83,626,084	331,815,126	(736,843)	97,490,136	392,868,906	(398,635,933)	506,427,476

5. Cash and cash equivalents
The components of cash and cash equivalents are as follows:

	March 31,	December 31,	March 31,
	2008	2007	2007
	$	$	$

Cash on deposit	16,260,468	43,262,512	24,102,123
Bank term deposits
- Papua New Guinea kina deposits	828,729	599,250	—
- Australian dollar deposits	—	—	—

	17,089,197	43,861,762	24,102,123

Consolidated Financial Statements INTEROIL CORPORATION     15

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
6. Supplemental cash flow information

	Quarter ended	Year ended	Quarter ended
	March 31,	December 31,	March 31,
	2008	2007	2007
	$	$	$

Cash paid during the year
Interest	2,099,123	16,934,058	2,044,020
Income taxes	47,817	2,344,282	46
Interest received	310,303	2,176,678	687,786
Non-cash investing and financing activities:
Increase in deferred gain on contributions to LNG project	3,107,330	9,096,537	—
(Gain)/loss on proportionate consolidation of LNG project	(236,666)	2,375,278	—
Fair value adjustment on IPL PNG Ltd. acquisition (note 16)	—	(367,935)	—
Decrease in plant and equipment as a result of impairment	—	960,000	—
(Decrease)/increase in deferred liquefaction project liability	—	(6,553,080)	—
Reduction to plant and equipment due to negative goodwill on Enron buy-back	—	4,841,776	—
Increase in share capital from:
the exercise of share options	—	102,840	—
the exercise of warrants	—	18,818	18,818
conversion of indirect participation interest into share capital	—	934,890	934,890
Buyback of minority interest	—	496,500	—

7. Financial instruments
Cash and cash equivalents
With the exception of cash and cash equivalents and restricted cash, all financial assets are non-interest bearing. In the three months ended March 31, 2008, the Company earned 2.1% (2007 — 5.1%) on the cash on deposit which related to the working capital facility. In the three months ended March 31, 2008, cash and cash equivalents earned an average interest rate of 3.08% per annum (2007 — 4.54%) on cash, other than the cash on deposit that was related to the working capital facility.
Cash restricted
Restricted cash, which mainly relates to the working capital facility, is comprised of the following:

	March 31,	December 31,	March 31,
	2008	2007	2007
	$	$	$

Cash deposit on working capital facility (2.1%)	19,550,820	20,240,553	34,930,567
Debt reserve for secured loan	468,852	1,761,749	—

Cash restricted — Current	20,019,672	22,002,302	34,930,567

Cash deposit on secured loan	—	—	652,923
Debt reserve for secured loan	—	—	2,420,000
Bank term deposits on Petroleum Prospecting Licenses (0.8%)	118,151	116,090	108,168
Cash deposit on office premises (6.8%)	226,707	265,968	42,813

Cash restricted — Non-current	344,858	382,058	3,223,904

	20,364,530	22,384,360	38,154,471

Cash held as deposit on the working capital facility supports the Company’s working capital facility with BNP Paribas. The balance is based on 20% of the outstanding balance of the base facility plus any amounts that are fully cash secured. The cash held as deposit on secured loan supports the Company’s secured loan borrowings with the Overseas Private Investment Corporation (“OPIC”).

Consolidated Financial Statements INTEROIL CORPORATION     16

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
7. Financial instruments (cont’d)
The debt reserve for secured loan supports the bridging facility. As part of the facility, InterOil is required to maintain two quarterly interest repayments in the debt reserve account.
Bank term deposits on Petroleum Prospecting Licenses are unavailable to the Company while Petroleum Prospecting Licenses 236, 237 and 238 are being utilized by the Company.
Commodity derivative contracts
InterOil uses derivative commodity instruments to manage exposure to price volatility on a portion of its refined product and crude inventories.
At March 31, 2008, InterOil had a net payable of $1,690,325 (Mar 2007 — $227,980) relating to commodity hedge contracts. Of this total, a payable of $nil (Mar 2007 —$1,785,900) relates to hedges deemed effective at March 31, 2008 and a payable of $1,690,325 (Mar 2007 — receivable of $1,557,920) relates to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued. The gain/(loss) on hedges for which final pricing will be determined in future periods was nil (Mar 2007 — loss of $1,792,218) and has been included in comprehensive income.
a. Hedge accounted contracts:
There were no outstanding hedge accounted contracts on which final pricing were to be determined in future periods as at March 31, 2008. A profit of $560,000 was recognized from hedge accounted contracts for the quarter ended March 31, 2008 (Mar 2007 — loss of $532,448).
The following summarizes the effective hedge contracts by derivative type on which final pricing was determined in future periods as at March 31, 2007:

Derivative	Type	Notional volumes (bbls)

Crude swap	Buy crude	150,000
Naphtha swap	Sell naphtha	250,000

b. Non-hedge accounted derivative contracts:
In addition to the above, as at March 31, 2008, the Company had the following open non-hedge accounted derivative contracts. Any gains/losses on these contracts are included in general and administration expenses for the period. For the quarter ended March 31, 2008, these non-hedge accounted derivative contracts contributed a loss of $1,618,425 (Mar 2007 — a gain of $454,325) to the consolidated statement of operations.
As at March 31, 2008:

		Notional			Fair Value
		Volumes			March 31, 2008
Derivative	Type	(bbls)	Expiry	Derivative type	$

Kerosene Swap	Sell kerosene less tapis	150,000	Q2 2008	Cash flow hedge — Manages the refining margin on producing and selling kerosene	(351,600)

As at March 31, 2007:

Derivative	Type	Notional volumes (bbls)

Brent contracts to manage export price risk	Sell brent	210,000

Consolidated Financial Statements INTEROIL CORPORATION     17

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
8. Trade receivables
InterOil has a discounting facility with BNP Paribas on specific monetary receivables under which the Company is able to sell, on a revolving basis, receivables up to $40,000,000 (refer to note 14). As at March 31, 2008, $26,100,439 (Dec 2007 — $nil, Mar 2007 — $3,392,411) in outstanding accounts receivable had been sold with recourse under the facility. As the sale is with recourse, the receivables are retained on the balance sheet and included in the accounts receivable and the proceeds are recognized in the working capital facility. The Company has retained the responsibility for administering and collecting accounts receivable sold. The discounted receivables are usually settled within a month of their discounting and there have not been any collection issues relating to these discounted receivables.
At March 31, 2008, $73,292,598 (Dec 2007 — $38,033,715, Mar 2007 — $24,019,362) of the trade receivables secures the BNP Paribas working capital facility disclosed in note 14. This balance includes $38,191,642 (Dec 2007 — $33,703,069, Mar 2007 — $16,807,658) of intercompany receivables which were eliminated on consolidation.
9. Inventories

	March 31,	December 31,	March 31,
	2008	2007	2007
	$	$	$

Midstream — refining and marketing (crude oil feedstock)	20,729,868	3,587,786	45,207,271
Midstream — refining and marketing (refined petroleum product)	58,176,072	43,173,806	33,343,400
Midstream — refining and marketing (parts inventory)	299,127	201,526	128,701
Downstream (refined petroleum product)	53,111,837	35,626,124	30,869,968

	132,316,904	82,589,242	109,549,340

At March 31, 2008, December 31, 2007 and March 31, 2007, all inventory balances are carried at cost.
At March 31, 2008, $79,205,067 (Dec 2007 — $46,963,118, Mar 2007 — $78,550,671) of the midstream inventory balance secures the BNP Paribas working capital facility disclosed in note 14.

Consolidated Financial Statements INTEROIL CORPORATION     18

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
10. Plant and equipment
The majority of the Company’s plant and equipment is located in Papua New Guinea, except for items in the corporate segment with a net book value of $357,896 (Dec 2007 — $313,946, Mar 2007 - $128,223) which are located in Australia. Amounts in deferred project costs and work in progress are not being amortized.
Consolidation entries relates to midstream assets which were created when the gross margin on 2004 refinery sales to the downstream segment were eliminated in the development stage of the refinery.

		Midstream —	Midstream —		Corporate &
March 31, 2008	Upstream	Refining	Liquefaction	Downstream	Consolidated	Totals

Plant and equipment	47,315	247,254,708	135,157	44,899,302	448,591	292,785,073
Deferred project costs and work in progress	—	115,512	2,275,189	2,174,341	—	4,565,042
Consolidation entries	—	—	—	—	(2,826,803)	(2,826,803)
Accumulated depreciation and amortisation	(40,536)	(35,560,309)	(29,783)	(28,726,734)	(90,695)	(64,448,057)

Net book value	6,779	211,809,911	2,380,563	18,346,909	(2,468,907)	230,075,255

Capital expenditure for quarter ended March 31, 2008	—	351,480	—	542,788	58,456	952,725

		Midstream —	Midstream —		Corporate &
December 31, 2007	Upstream	Refining	Liquefaction	Downstream	Consolidated	Totals

Plant and equipment	1,247,201	246,561,648	140,051	42,709,718	390,135	291,048,753
Deferred project costs and work in progress	—	457,092	2,622,735	3,405,625	—	6,485,452
Consolidation entries	—	—	—	—	(2,859,295)	(2,859,295)
Accumulated depreciation and amortisation	(1,193,374)	(32,799,711)	(15,431)	(27,737,982)	(76,190)	(61,822,688)

Net book value	53,827	214,219,029	2,747,355	18,377,361	(2,545,350)	232,852,222

Capital expenditure for year ended December 31, 2007	—	777,962	2,777,112	5,200,427	243,338	8,998,839

		Midstream —	Midstream —		Corporate &
March 31, 2007	Upstream	Refining	Liquefaction	Downstream	Consolidated	Totals

Plant and equipment	1,247,201	249,776,157	—	39,801,375	167,459	290,992,192
Deferred project costs and work in progress	—	737,447	—	1,195,524	—	1,932,971
Consolidation entries	—	—	—	—	(2,958,181)	(2,958,181)
Accumulated depreciation and amortisation	(174,145)	(24,477,726)	—	(24,580,918)	(39,237)	(49,272,026)

Net book value	1,073,056	226,035,878	—	16,415,981	(2,829,959)	240,694,956

Capital expenditure for quarter ended March 31, 2007	—	50,705	—	1,391,422	20,662	1,462,789

During the three months ended March 31, 2008, InterOil recognized a gain of $285,206 on the disposal of assets (Mar 2007 — $nil).

Consolidated Financial Statements INTEROIL CORPORATION     19

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
11. Oil and gas properties
Costs of oil and gas properties which are not subject to depletion are as follows:

	March 31,	December 31,	March 31,
	2008	2007	2007
	$	$	$

Drilling equipment	23,827,438	22,326,171	20,125,225
Petroleum Prospecting License drilling programs at cost	72,839,929	62,538,956	39,517,232

	96,667,367	84,865,127	59,642,457

The following table discloses a breakdown of the exploration expenses presented in the statements of operations for the periods ended:

	Quarter ended	Year ended	Quarter ended
	March 31,	December 31,	March 31,
	2008	2007	2007
	$	$	$

Exploration costs, excluding exploration impairment	(237,268)	13,305,437	3,321,944
Exploration impairment
Costs incurred in prior years	—	—	—
Costs incurred in current year	25,331	1,242,606	14,283

Total exploration impairment	25,331	1,242,606	14,283

	(211,937)	14,548,043	3,336,227

12. Accounts payable and accrued liabilities

	March 31,	December 31,	March 31,
	2008	2007	2007
	$	$	$

Accounts payable — crude import	65,147,567	—	44,404,000
Accounts payable — diesel import	21,163,248	—	—
Other accounts payable and accrued liabilities	48,343,117	57,162,039	31,594,972
Income tax payable	4,062,007	3,265,568	3,363,357

Total Accounts Payable and Accrued liabilities	138,715,939	60,427,607	79,362,329

13. Deferred gain on contributions to LNG Project
On July 30, 2007, a Shareholders’ Agreement was signed between InterOil LNG Holdings Inc., Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc.. The signing of the Agreement was a key milestone in furthering the proposal for the construction of a liquefaction plant to be built adjacent to our refinery. As part of the Shareholders’ Agreement, five ‘A’ Class shares were issued by PNG LNG Inc. with full voting rights with each share controlling one board position. Two ‘A’ Class shares are owned by InterOil, two by Merrill Lynch Commodities (Europe) Limited, and one by Pacific LNG Operations Ltd. All key operational matters require ‘Unanimous’ or ‘Super-majority’ Board resolution which confirms that none of the joint ventures is in a position to exercise unilateral control over the joint venture.
InterOil was also provided with ‘B’ Class shares in the Joint Venture Company with a fair value of $100,000,000 in recognition of its contribution to the LNG Project at the time of signing the Shareholders’ Agreement. The main items contributed by InterOil into the Joint venture Company were infrastructure developed by InterOil near the proposed LNG site at Napa Napa, stakeholder relations within Papua New Guinea, General Supply Agreements secured with other landowners for supply of gas, advanced stage of project development, etc. Fair value was determined based on the agreement between the independent joint venture partners.
The other Joint Venture partners are being issued ‘B’ Class shares as they contribute cash into the Joint Venture Company by way of cash calls. Based on the Agreement, InterOil is not required to contribute towards cash calls from the Joint Venture Company until a total of $200,000,000 has been contributed by the other Joint Venture partners to equalize their shareholding in the Joint Venture Company with that of InterOil.

Consolidated Financial Statements INTEROIL CORPORATION     20

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
13. Deferred gain on contributions to LNG Project (cont’d)
Based on principles of proportionate consolidation, InterOil has a recognized deferred gain on its contributions to the Joint Venture based on the share of other joint venture partners in the project. As InterOil’s shareholding within the Joint Venture Company as at March 31, 2008 is 87.55%, the gain on contribution of non cash assets to the project by InterOil relating to other joint venture partners shareholding (12.45%) amounting to $12,203,867 has been recognized by InterOil in its balance sheet as deferred gain. This deferred gain will increase as the other Joint Venture partners increase their shareholding in the project. The gain has been deferred in accordance with CICA 3055 — ‘Interests in Joint Ventures’ and will be taken to income based on the value to be obtained from their use by the Joint Venture Company in the future. The intangible assets of the Joint Venture Company, contributed by InterOil, have been eliminated on proportionate consolidation of the joint venture balances.
14. Working capital facility — crude feedstock
InterOil has a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $170,000,000.
This financing facility supports the ongoing procurement of crude oil for the refinery and includes related hedging transactions. The facility comprises a base facility to accommodate the issuance of letters of credit followed by secured loans in the form of short term advances. In addition to the base facility, the agreement offers both; cash secured short term facility, and a discounting facility on specific monetary receivables (note 8). The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.
The facility bears interest at LIBOR + 2.5% on the short term advances. During the three month period the weighted average interest rate was 5.96% (Mar 2007 — 6.4%).
The following table outlines the facility and the amount available for use at year end:

	March 31,	December 31,	March 31,
	2008	2007	2007
	$	$	$

Working capital credit facility	170,000,000	170,000,000	170,000,000
Less amounts included in the working capital facility liability:
Short term advances	(6,925,339)	(66,501,372)	(37,728,200)
Discounted receivables (note 8)	(26,100,439)	—	(3,392,411)

	(33,025,778)	(66,501,372)	(41,120,611)
Less: other amounts outstanding under the facility:
Letters of credit outstanding	(87,000,000)	(32,000,000)	(46,000,000)
Bank guarantees on hedging facility	(3,000,000)	(2,500,000)	(1,500,000)

Working capital credit facility available for use	46,974,222	68,998,628	81,379,389

At March 31, 2008, the company had two letters of credit outstanding totaling $87,000,000. The first letter of credit for $68,200,000 is for a crude cargo and expires on April 25, 2008. The second letter of credit for $18,800,000 is for a diesel cargo and expires on April 28, 2008.
The cash deposit on working capital facility, as separately disclosed in note 7, included restricted cash of $19,550,820 (Dec 2007 — $20,240,553, Mar 2007 — $34,930,567) which is being maintained as a security margin for the facility. In addition, inventory of $79,205,067 (Dec 2007 - $46,963,118, Mar 2007 — $78,550,671) and trade receivables of $73,292,598 (Dec 2007 - $38,033,715, Mar 2007 — $21,858,235) also secured the facility. The trade receivable balance securing the facility includes $38,191,642 (Dec 2007 — $33,703,069, Mar 2007 — $16,767,867) of inter-company receivables which were eliminated on consolidation.
15. Acquisition of a subsidiary
InterOil LNG Holdings Inc.
In June 2007, InterOil LNG Holdings Inc. was incorporated as a holding company of InterOil’s investment in PNG LNG Inc. InterOil LNG Holdings Inc. is a 100% subsidiary of InterOil Corporation. During July 2007, the investment in PNG LNG Inc. was transferred from InterOil Corporation to InterOil LNG Holdings Inc.

Consolidated Financial Statements INTEROIL CORPORATION     21

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
16. Related parties
Petroleum Independent and Exploration Corporation (“P.I.E”)
P.I.E is controlled by Phil Mulacek, an officer and director of InterOil and acts as a sponsor of the Company’s oil refinery project. Articles of association of SPI InterOil LDC (“SPI”) provide for the business and affairs of the entity to be managed by a general manager appointed by the shareholders of SPI and its U.S. sponsor under the Overseas Private Investment Corporation (“OPIC” - which is an agency of the U.S. Government) loan agreement. SPI does not have a Board of Directors, instead P.I.E has been appointed as the general manager of SPI. Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI.
During the three months ended March 31, 2008, $37,500 (Mar 2007 — $37,500) was expensed for the sponsor’s legal, accounting and reporting costs. These costs were included in accrued liabilities at March 31, 2008.
Breckland Limited
This entity is controlled by Roger Grundy, a director of InterOil, and provides technical and advisory services to the Company on normal commercial terms. Amounts paid or payable to Breckland during the three month period amounted to $9,562 (Mar 2007 — $33,003).
Director fees
Amounts due to Directors at March 31, 2008 totaled $30,500 for Directors fees (Dec 2007 — $nil, Mar 2007 — $26,000). These amounts are included in accounts payable and accrued liabilities. An amount of $30,500 (Dec 2007 — $130,000, Mar 2007 — $26,000) was paid or payable to the Directors for Directors fees during the quarter.
BNP Paribas
One of our Directors — Edward Speal, is the President and CEO of BNP Paribas (Canada). InterOil has a working capital facility with BNP Paribas (Singapore) of $170,000,000 (as per note 14) - Management does not consider this to be related party transaction as the Director does not have the ability to exercise, directly or indirectly, control, joint control or significant influence over BNP Paribas (Singapore).
17. Secured loan

	March 31,	December 31,	March 31,
	2008	2007	2007
	$	$	$

Secured loan (OPIC) — current portion	9,000,000	9,000,000	13,500,000
Secured loan (bridging facility) — current portion	—	127,810,093	—
Secured loan (bridging facility) — deferred financing costs	(8,333)	(33,333)	—

Total current secured loan	8,991,667	136,776,760	13,500,000

Secured loan (OPIC) — non current portion	62,500,000	62,500,000	62,500,000
Secured loan (OPIC) — deferred financing costs	(1,302,625)	(1,358,611)	(1,526,569)
Secured loan (bridging facility) — non current portion	129,394,132	—	123,173,950

Total non current secured loan	190,591,507	61,141,389	184,147,381

Total secured loan	199,583,174	197,918,149	197,647,381

OPIC Secured Loan
On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000. The loan is secured over the assets of the refinery project which have a carrying value of $211,809,911 at March 31, 2008 (Dec 2007 — $214,219,029, Mar 2007 - $226,082,553).
The interest rate on the loan is equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread (3%). During the three months ended March 31, 2008 the weighted average interest rate was 5.92% (Mar 2007 — 7.10%) and the total interest expense included in long term borrowing costs was $1,232,457 (Mar 2007 — $1,334,875).

Consolidated Financial Statements INTEROIL CORPORATION     22

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

17. Secured loan (cont’d)
The loan agreement was last amended under which the half yearly principal payments of $4,500,000 due in December 2006 and June 2007 each were deferred to the end of the loan agreement, being June 30, 2015 and December 31, 2015.
As at March 31, 2008, two installment payments each amounting to $4,500,000 which will be due for payment on June 30, 2008 and December 31, 2008 have been reclassified into the current portion of the liability. The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness. Under the amendment, the covenants related to minimum levels of tangible net worth have been waived until June 2008.
Deferred financing costs relating to the OPIC loan of $1,302,625 (Dec 2007 — $1,358,611, Mar 2007 - $1,526,569) are being amortized over the period until December 2014.
The accrued financing costs of $1,087,500 (Dec 2007 — $1,087,500, Mar 2007 — $1,450,000) included discounting of the liability. The total liability is $1,450,000 and will be due for payment in four quarterly installments of $362,500, the first of which commenced on December 31, 2007. As at March 31, 2008 the balance payable of $1,087,500 is included under current liabilities.
Bank covenants under the above facility currently restrict the payment of dividends by the Company.
Bridging Facility
InterOil entered into a loan agreement for $130,000,000 on May 3, 2006 with Merrill Lynch. As at March 31, 2008, InterOil has drawn down the full facility of $130,000,000. The agreement contains certain financial covenants which include the maintenance of minimum levels of fixed charge ratios, a maximum leverage ratio and limitations on the incurrence of additional indebtedness. The loan is secured over the assets of the downstream business.
The full balance of the loan will be repayable on May 3, 2008 with interest payable quarterly in arrears. The interest rate on the loan was to be 4% commencing on May 3, 2006 and ending on July 31, 2007. Between July 31, 2007 and the end of the facility (May 3, 2008), the interest rate was to be 10% unless a definitive LNG/NGL Project Agreement was executed on or before July 31, 2007. If the Project Agreement was delivered on or before July 31, 2007, the interest rate would continue to be 4% for the full life of the loan. The definitive LNG/NGL Project Agreement was executed on July 30, 2007 which has resulted in the interest rate of 4% continuing for the full life of the loan.
The loan was initially valued on the balance sheet based on the present value of the expected cash flows. The expected cash flows included not only interest payments but also a 3.5% commitment fee payable to the lenders at the time of each draw down. The expected cash flows were adjusted to take into account the likelihood of different interest rate outcomes relevant to the second year of the facility. Interest expense is recognized based on the market rate of interest InterOil would be expected to pay on such a borrowing should it not be connected to an LNG/NGL Project. The effective rate used in the calculation is 9.18%.
The difference between the book value of the loan at the time of the cash being received and the actual funds drawn down was initially reflected in the current liability section of the balance sheet as Deferred liquefaction project liability. This deferred liability of $6,553,080 was transferred to the profit and loss account as income on the execution of the definitive LNG/NGL Project Agreement by InterOil and the lenders on July 31, 2007.
Annual administration fees of $100,000 has been included under deferred financing costs and amortized over the year until May 2008. The balance as at March 31, 2008 was $8,333.
As of March 31, 2008, the company was in compliance with all applicable covenants for both facilities.
Subsequent to quarter end, on May 1, 2008, an interim agreement was reached with Merrill Lynch to extend to May 12, 2008 the maturity date of the existing facility. The terms of the existing facility remain unchanged during this period. On May 6, 2008, $60,000,000 of the $130,000,000 facility was converted into common shares at a price of $22.65 per share. On May 12, 2008 the remaining $70,000,000 of the bridging facility was repaid from the proceeds of 8% subordinated convertible debentures which was open as at May 14, 2008.

Consolidated Financial Statements INTEROIL CORPORATION     23

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

18. Indirect participation interests
Indirect participation interest (“IPI”)

	March 31,	December 31,	March 31,
	2008	2007	2007
	$	$	$

Indirect participation interest (“IPI”)	96,086,369	96,086,369	96,086,369

The IPI balance relates to $125,000,000 received by InterOil subject to the terms of the agreement dated February 25, 2005 between the Company and a number of investors. In exchange InterOil has provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s petroleum prospecting licenses 236, 237 and 238. Prior to December 31, 2004, the Company received deposits of $13,749,852 and the remaining $111,250,148 was received in 2005.
Under the agreement, all or part of this indirect participation interest may be converted to a maximum of 3,333,334 common shares in the company between June 15, 2006 and the later of December 15, 2006, or until 90 days after the completion of the eighth well at a price of $37.50 per share. Should the conversion to shares not be exercised, the indirect participation interest in the eight well drilling program will be maintained and distributions from success in these wells will be paid in accordance with the agreements. Any partial conversion of an indirect participation interest into common shares will result in a corresponding decrease in the investors’ interest in the eight well drilling program. During the year ended December 31, 2007, one of the IPI investors converted their interest into 26,667 shares. The balance indirect participation interest that may be converted into shares is a maximum of 3,306,667 common shares (Dec 2007 — 3,306,667, Mar 2007 — 3,306,667).
Under the IPI agreement, InterOil is responsible for drilling the eight exploration wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237. The investors will be able to approve the location of the final two wells to be drilled. In the instance that InterOil proposes appraisal or completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage and InterOil will bear the remaining cost. Should an investor choose not to participate in the completion works of an exploration well, the investor will forfeit their right to the well in question as well as their right to convert into common shares. InterOil has drilled three exploration wells under the IPI agreement as at March 31, 2008.
The non-financial liability has been valued at $105,000,000, being the estimated expenditures to complete the eight well drilling program, and the residual value of $20,000,000 has been allocated to conversion option presented under Shareholder’s equity. InterOil paid financing fees and transaction costs of $8,138,741 related to the indirect participation interest on behalf of the indirect participation interest investors in 2005. These fees have been allocated against the non-financial liability, reducing the liability to $96,861,259. This balance has been further reduced by $774,890 due to conversion of IPI interest into share capital by an investor in quarter ended March 31, 2007. The conversion option balance of $20,000,000 has also been reduced by $160,000 being the amount relating to the share conversion by the investor during the quarter ended March 31, 2007.
InterOil will maintain the liability at its initial value until conveyance is triggered on the lapse of the conversion option available to the investors and they elect to participate in the Petroleum Development License (‘PDL’) for a successful well. InterOil will account for the exploration costs relating to the eight well program under the successful efforts accounting policy adopted by the Company. All Geological & Geophysical (‘G&G’) costs relating to the exploration program will be expensed as incurred and all drilling costs will be capitalized and assessed for recovery at each period. When conveyance is triggered on election by the investors to participate in a PDL or when the investor forfeits the conversion option, conveyance accounting will be applied. This would entail determination of proceeds for the interests conveyed and the cost of that interest as represented in the ‘Oil and gas properties’ in the balance sheet. The difference between proceeds on conveyance and capitalized costs to the interests conveyed will be recognized as gain or loss in the Statement of operations following the guidance in paragraphs 47(h) and 47(j) of SFAS 19.
Subsequent to quarter end, on May 5, 2008, one of the investors’ who has a 4.1% interest in the eight well drilling program (16.5% of the IPI Agreement) has waived its right to convert its IPI percentage into common shares pursuant to the agreement dated February 25, 2005. This waiver will result in conveyance being triggered on this portion of the IPI agreement for the quarter ended June 30, 2008.

Consolidated Financial Statements INTEROIL CORPORATION     24

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

18. Indirect participation interests (cont’d)
Indirect participation interest — PNGDV

	March 31,	December 31,	March 31,
	2008	2007	2007
	$	$	$

Current portion	541,105	1,080,004	1,116,634
Non current portion	843,387	844,490	807,860

Total indirect participation interest — PNGDV	1,384,492	1,924,494	1,924,494

As at March 31, 2008, the balance of the PNG Drilling Ventures Limited (“PNGDV”) indirect participation interest in the Company’s phase one exploration program within the area governed by petroleum prospecting licenses 236, 237 and 238 is $1,384,492 (Dec 2007 — $1,924,494, Mar 2007 - $1,924,494). In 2006 an amendment was made to the original agreement whereby PNG Drilling Ventures Limited converted their remaining balance of $9,685,830 into 575,575 InterOil common shares and also retained a 6.75% interest in the next four exploration wells (the first of the four wells is Elk-1, with an additional three exploration wells to be drilled). PNGDV also has the right to participate in the 16 wells that follow the first four mentioned above up to an interest of 5.75% at a cost of $112,500 per 1% per well (with higher amounts to be paid if the depth exceed 3,500 meters and the cost exceeds $8,500,000).
The accounting for the amendment to the agreement resulted in the fair value of the shares issue of $7,948,691 being recognized as share capital. The Company has also recognized an initial liability relating to its obligation to drill the above four wells on behalf of the investors of $3,588,560.
During the three months ended March 31, 2008, $540,002 (Mar 2007 — credit of $3,327) of drilling costs have been allocated against the liability bringing the remaining balance to $1,384,492. PNGDV liability has been accounted using conveyance accounting as there are no conversion options attached to the liability, unlike IPI non-financial liability noted above.
Other
In addition to the above, PNG Energy Investors (“PNGEI”), an indirect participation interest investor who converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in 16 wells commencing from the fifth well under the IPI#3 contract. In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.
19. Non controlling interest
On September 11, 1998 Enron Papua New Guinea Ltd (“Enron”), SPI’s former joint venture partner, exercised its option (pursuant to a January 1997 joint venture agreement with SPI) to terminate the joint venture agreement. Consequently, SPI purchased Enron’s voting, non-participating shares in E.P. InterOil Limited (“EPI”), a wholly owned subsidiary of SPI, for a nominal amount.
On December 31, 2007 an agreement was reached with Enron to buy back the 1.07% minority interest held by them in the refinery in exchange of 25,000 InterOil Corporation’s shares. Guidance under CICA 1600 ‘Consolidated Financial Statements’ for acquisition of minority interest was followed and negative goodwill first assigned against acquired assets and the remaining excess of $394,289 has been credited to the Statement of Operations.

$

Minority interest prior to buyback	5,732,565
Less:
Fair value of InterOil shares issued	(496,500)

Negative goodwill on buyback	5,236,065
Less: Costs assignable to acquired assets	(4,841,776)

Gain on buyback of minority interest	394,289

At March 31, 2008, a subsidiary, SP InterOil LDC, holds 100% (Dec 2007 — 100%, Mar 2007 — 98.92%) of the non-voting participating shares issued from EP InterOil Ltd.
The balance non controlling interest as at March 31, 2008 relates to Petroleum Independent and Exploration Corporation’s (“PIE Corp.”) 0.02% minority shareholding in SPI InterOil LDC. InterOil has entered into an agreement with PIE Corp. under which PIE Corp. can exchange its remaining 5,000 shares of SPI InterOil LDC for Common Shares on a one-for-one basis. This election may be made by PIE Corp. at any time.

Consolidated Financial Statements INTEROIL CORPORATION     25

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
20. Share capital
The authorized share capital of the Company consists of an unlimited number of common shares with no par value. Each common share entitles the holder to one vote.
Common shares — Changes to issued share capital were as follows:

	Number
	of shares	$

January 1, 2006	29,163,320	223,934,500

Shares issued on exercise of options	132,285	2,006,176
Shares issued on conversion of indirect participation interest	575,575	7,948,691

December 31, 2006	29,871,180	233,889,367

Shares issued on exercise of options	22,000	418,940
Shares issued on conversion of indirect participation interest	26,667	934,890
Shares issued on conversion of warrants	2,995	84,439
Shares issued on buyback of minority interest	25,000	496,500
Shares issued on Private Placement	1,078,514	23,500,000

December 31, 2007 and March 31, 2008	31,026,356	259,324,136

As explained in Note 17 above, subsequent to quarter end, on May 6, 2008, $60,000,000 of the $130,000,000 Bridging facility was converted into common shares at a price of $22.65 per share resulting in issue of 2,649,007 shares.
As at May 14, 2008, the Company is in the process of completing the issue of unsecured 8% subordinated convertible debentures with a maturity of five years. As at May 14, 2008, $95,000,000 had been received from investors allowing the company to repay the remaining bridging facility of $70,000,000 on May 12, 2008. The issue is expected to be closed in the next 12 days. The conversion price applicable to these debentures is $25.00 per share, with mandatory conversion if the daily Volume Weighted Average Price (‘VWAP’) of the common shares is at or above $32.50 for at least 15 consecutive trading days. Accrued interest on these debentures is to be paid semi-annually in arrears, in May and November of each year, commencing November 2008.
21. Preference Shares
In November 2007, the Company authorized the issue of 1,035,554 convertible preference shares at an issue price of $28.97 to investors amounting to a total of $30,000,000. 517,777 of the authorized preference shares were issued to an investor in November 2007 for $15,000,000. Subsequent to year end these preference shares were registered.
The preferred stock is perpetual and carries a fixed divided of 5% per annum payable quarterly in arrears in cash or stock at the issuers’ option on March 31, June 30, September 30 and December 31 of each year, commencing on December 31, 2007. The holder can convert into common shares at any time. The issuer has the option to convert preferred stock into common shares of the Company if, for ten (10) trading days during any period of thirty (30) consecutive trading days (including the last trading day of such period), the closing price of IOC common shares equals or exceeds the Conversion Price of the Series A Preferred Shares of $36.94. InterOil can also opt to liquidate these preference shares by paying $36.94 per share (amounting to $19,126,682) of convertible preferred stock, plus an amount equal to the sum of all accumulated and unpaid dividends.
The Preferred Shares will rank senior to all InterOil common shares and to all other InterOil capital shares issued. The Preferred Shares will rank junior to all IOC existing and future debt obligations. These preference shares will also have to settle in cash if a ‘fundamental change’ as defined in the agreement occurs. A “fundamental change” will be deemed to occur upon a change of control or a termination of trading. A “change of control” will be deemed to occur if there is a change of more than 50% shareholding in the Company, merger (excluding mergers where existing holders continue to hold majority vote and mergers solely for the purpose of changing the company’s jurisdiction), liquidation or dissolution occurs. A “termination of trading” is deemed to occur if the stock is not listed on a US national securities exchange or approved for trading on an established automated over the counter trading market in the US.

Consolidated Financial Statements INTEROIL CORPORATION     26

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
21. Preference Shares (cont’d)
Based on guidance under CICA 3861, the preference shares should be assessed based on the rights attached to those shares in determining whether it exhibits the fundamental characteristic of a financial liability or equity. Management has assessed that although the preference shares issued exhibit some characteristics of an equity instrument, the fixed interest right is in the nature of a liability. Management has applied residual basis and has valued the liability component first and assigned the residual value to the equity component. Management has fair valued the liability component by discounting the expected interest payments using a nominal rate of 8.9% being Management’s estimate of the expected interest payments for a similar instrument without the conversion feature. The liability component was valued at $7,797,312 and the remaining balance of $7,202,688 was allocated to the equity component before offsetting transaction costs.
The transaction costs relating to the preference share issue amounting to $750,000 has been split based on the percentages allocated to the liability and equity components; the costs relating to the liability component has been expensed, and costs relating to the equity component have been allocated against the equity component recognized.
The preference dividend payment of 5% per annum is treated as an interest expense and is expensed in the Statement of Operations for the year. The preference dividend payable for the quarter ended March 31, 2008 was $186,475.
22. Stock compensation
Options are issued at no less than market price to directors, certain employees and to a limited number of contractor personnel. Options are exercisable on a 1:1 basis. Options vest at various dates in accordance with the applicable option agreement, vesting generally between one to four years after the date of grant, have an exercise period of three to ten years after the date of grant, and subject to the option plan rules. Upon resignation or retirement, vested options must be exercised within 30 days for employees and 90 days for directors.

	Quarter ended March 31,
	2008		2007
		Weighted		Weighted
		average		average
	Number of	exercise price	Number of	exercise price
Stock options outstanding	options	$	options	$

Outstanding at beginning of period	1,200,500	23.70	1,013,500	20.59
Granted	100,000	20.27	15,000	25.50
Exercised	—	—	—	—
Forfeited	(5,500)	(28.68)	(5,000)	(18.78)
Expired	—	—	(2,500)	(27.00)

Outstanding at end of period	1,295,000	23.58	1,021,000	20.66

At March 31, 2008, there were an additional 1,156,000 (Dec 2007 — 1,250,500, Mar 2007 — 2,570,500) common shares reserved for issuance under the Company’s stock option plans. The decrease in the shares reserved is due to the cancellation of certain shares reserved under the 2002 plan after the new stock option plan was issued in 2006.

	Options issued and outstanding			Options exercisable
		Weighted			Weighted
		average	Weighted average		average
	Number	exercise	remaining term	Number	exercise
Range of exercise prices $	of options	price $	(years)	of options	price $

12.01 to 24.00	747,000	17.89	3.23	358,000	17.23
24.01 to 31.00	414,000	27.83	2.00	293,000	27.44
31.01 to 41.00	44,000	39.88	0.68	—	—
41.01 to 51.00	90,000	43.22	1.51	90,000	43.22

	1,295,000	23.58	2.40	741,000	24.42

Consolidated Financial Statements INTEROIL CORPORATION     27

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
22. Stock compensation (cont’d)
Aggregate intrinsic value of the 1,295,000 options issued and outstanding as at March 31, 2008 is $13,636,856. Aggregate intrinsic value of 741,000 options exercisable as at March 31, 2008 is $8,588,185.
The weighted-average grant-date fair value of options granted during the quarter ended March 31, 2008 was $8.74 (Mar 2007 — $13.35). The total intrinsic value of options exercised during the quarter ended March 31, 2008 was $nil (Mar 2007 — $nil). Cash received from option exercise under all share-based payment arrangements for the quarter ended March 31, 2008 was $nil (Mar 2007 - $nil).
The fair value of the 100,000 (Mar 2007 — 15,000) options granted subsequent to January 1, 2008 has been estimated at the date of grant in the amount of $1,234,108 (Mar 2007 — $200,372) using a Black-Scholes pricing model. An amount of $705,247 (Mar 2007 — $889,337) has been recognized as compensation expense for the three months ended March 31, 2008. Of the current period compensation expense of $705,247 (Mar 2007 — $889,337), $705,247 (Mar 2007 — $889,337) was adjusted against contributed surplus under equity and $nil (Mar 2007 — $nil) was applied to share capital.
The assumptions contained in the Black Scholes pricing model are as follows:

					Weighted
					average
		Risk free			expected
		interest	Dividend	Volatility	life for
Year	Period	rate (%)	yield	(%)	options

2008	January 1 to March 31	2.2	—	73	5.0
2007	October 1 to Dec 31	3.4	—	74	5.0
2007	January 1 to Sep 30	5	—	63	5.0
2006	October 1 to December 31	4.6	—	65	5.0
2006	July 1 to September 30	5.1	—	68	4.2
2006	January 1 to June 30	4.4	—	60	4.8

23. Warrants
In 2004, InterOil issued five-year warrants to purchase 359,415 common shares at an exercise price equal to $21.91. A total of 337,252 (Dec 2007 — 337,252, Mar 2007 — 337,252) were outstanding at March 31, 2008. The warrants are exercisable between August 27, 2004 and August 27, 2009. The warrants are recorded at the fair value calculated at inception as a separate component of equity. The fair value was calculated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company’s common stock of 45% and a weighted average expected life of the warrants of five years.
24. Loss per share
Preferred stock, warrants, conversion options and stock options totaling 5,461,696 common shares at prices ranging from $13.67 to $43.22 were outstanding as at March 31, 2008 but were not included in the computation of the diluted loss per share because they caused the loss per share to be anti-dilutive.

	Number of	Number of
	shares	shares
Potential dilutive instruments outstanding	March 31, 2008	March 31, 2007

Preferred stock	517,777	—
Employee stock options	1,295,000	1,021,000
IPI Indirect Participation interest — conversion options	3,306,667	3,306,667
Warrants	337,252	340,247
Others	5,000	5,000

Total stock options/shares outstanding	5,461,696	4,672,914

Consolidated Financial Statements INTEROIL CORPORATION     28

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
25. Commitments and contingencies
Commitments
Payments due by period contractual obligations are as follows:

		Less than	1-2	2-3	3-4	4-5	More than
	Total	1 year	years	years	years	years	5 years
	’000	’000	’000	’000	’000	’000	’000
Secured loan obligations	201,500	9,000	9,000	9,000	9,000	9,000	156,500
Accrued financing costs	1,088	1,088	—	—	—	—	—
Indirect participation interest — PNGDV (note 20)	1,384	541	843	—	—	—	—
Indirect participation interest (note 20) (a)	96,086	—	96,086	—	—	—	—
PNG LNG Inc. Joint Venture (proportionate share of commitments)	279	186	93	—	—	—	—
Petroleum prospecting and retention licenses (b)	7,899	2,183	5,716	—	—	—	—

	308,236	12,998	111,738	9,000	9,000	9,000	156,500

(a)	The liability presented in relation to indirect participation interest is not a cash commitment and will be resolved once the IPI investors have elected to convert their interests into a joint venture interest or shares in InterOil Corporation. InterOil’s commitment is to complete the eight well drilling program. As at March 31, 2008, management estimate that a further $43,910026 will be required to be spent to fulfill this commitment.

(b)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed to spend to its joint venture partners. In addition to this amount, InterOil must drill an exploration well on PPL 237 in the two year period commencing March 2007. As the cost of drilling this well cannot be estimated, it is not included within the above table.

(c)	The amount of $156,500,000 disclosed under “More than 5 years” under secured loan obligations above includes the Merrill Lynch bridging facility of $130,000,000. $60,000,000 of this amount has been converted into shares subsequent to quarter end and will not have to be repaid.
Contingencies:
The Company’s Chief Executive Officer, Phil Mulacek, and his controlled entities Petroleum Independent & Exploration Corporation and P.I.E. Company, LLC are defendants in two legal proceedings Todd Peters, et al v. Phil Mulacek, et al; Cause No. 05-040035920-CV; in the 284th District Court of Montgomery County, Texas, and Paul A. Martin, et al v. Philippe Mulacek et al; Cause No. 06-62617; in the 333rd Judicial District Court of Harris County, Texas. The Company and certain of its subsidiaries have been named as additional defendants in both matters. The claims have been filed by partners of one of the entities that owned certain equipment sold to a subsidiary of the Company in 1996-1997, and allege breach of fiduciary duties by the defendants, including the Company. The plaintiffs in the Peters matter have alleged actual damages in the amount of $118,068,759, plus unspecified punitive damages. The Plaintiffs in the Martin matter have not specified damages. Mr. Mulacek, for himself and his controlled entities, is vigorously contesting the claims. The Company is also vigorously defending the claims, and management does not believe the litigation will have a material adverse effect on the Company or its subsidiaries.
In addition to the above, from time to time the Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.
Import Parity Price (‘IPP’) formula
The Company has also been negotiating with the Papua New Guinea government to revise the Import Parity Price (‘IPP’) formula which governs refined product sales in Papua New Guinea. During the period beginning November 30, 2007, an interim agreement was reached with PNG Government to apply a revised IPP formula for all sales from that date for a three month period to end February 2008. The interim agreement also provides for an independent review of the interim IPP formula for appropriateness before it is finalized as the permanent IPP formula. The Papua New Guinea Government has extended the interim pricing arrangements, pending completion of that review and agreement between the State and the Company.

Consolidated Financial Statements INTEROIL CORPORATION     29

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
26. Subsequent events
$60,000,000 debt converted into common shares
As noted in Note 17 and 20, subsequent to quarter end on May 1, 2008, an interim agreement was reached with Merrill Lynch to extend to May 12th the maturity date of the existing $130,000,000 facility which was to have matured on May 3, 2008. The terms of the existing facility remain unchanged during this period. On May 6, 2008, $60,000,000 of the $130,000,000 facility was converted into common shares at a price of $22.65 per share.
$95,000,000 8% subordinated convertible debentures
As at May 14, 2008, the Company is in the process of completing the issue of unsecured 8% subordinated convertible debentures with a maturity of five years. As at May 14, 2008, $95,000,000 had been received from investors allowing the company to repay the remaining bridging facility of $70,000,000 on May 12, 2008. The issue is expected to be closed in the next 12 days. The conversion price applicable to these debentures is $25.00 per share, with mandatory conversion if the daily Volume Weighted Average Price (‘VWAP’) of the common shares is at or above $32.50 for at least 15 consecutive trading days. Accrued interest on these debentures is to be paid semi-annually in arrears, in May and November of each year, commencing November 2008.
Waiver of conversion rights by IPI investor
As noted in Note 18, subsequent to quarter end on May 5, 2008, one of the investors who has a 4.1% interest in the eight well drilling program (16.5% of the IPI Agreement) has waived its right to convert its IPI percentage into common shares pursuant to the agreement dated February 25, 2005. This waiver will result in conveyance being triggered on this portion of the IPI agreement for the quarter ended June 30, 2008.

Consolidated Financial Statements INTEROIL CORPORATION     30